

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2018

Leslie Moonves
Chairman and Chief Executive Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

      Re: CBS Corporation
           Preliminary Information Statement on Schedule 14C
           Response Dated June 15, 2018
           File No. 001-09553

Dear Mr. Moonves:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Division of Corporation Finance
                                Office of Telecommunications